U.S. Securities and Exchange Commission

Washington, D.C. 20549

FORM N-17f-2

CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE CUSTODY OF MANAGEMENT INVESTMENT COMPANIES

Pursuant to Rule 17f-2 [17 CRF 270.17f-2]

1.	Investment Company Act File Number: 814-00098 Date examination completed: December 30, 2005

2.	State Identification Number:

AL		AK	AZ	AR	CA

CT	CO	DE	DC	FL	GA

ID	HI	IL	IN	IA	KS

LA	KY	ME	MD	MA	MI

MS	MN	MO	MT	NE	NV

NJ	NH	NM	NY	NC	ND

OK	OH	OR	PA	RI	SC

TN	SD	TX	UT	VT	VA

WV	WA	WI	WY	PUERTO RICO

Other (specify):

3.	Exact name of investment company as specified in registration statement:

Equus II Incorporated

4.	Address of principal executive office: (number, street, city, state, zip code)

2727 Allen Parkway, 13th Floor, Houston, Texas 77019

Management Statement Regarding Compliance with

Certain Provisions of the Investment Company Act of 1940

We, as members of management of Equus II Incorporated (the “Company”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 30, 2005, and from December 2, 2005 through December 30, 2005.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of
Rule 17f-2 of the Investment Company Act of 1940 as of December 30, 2005, and from December 2, 2005 through December 30, 2005, with respect to securities reflected in the investment account of the Company.

Equus II Incorporated

By:	/S/ HARRY O. NICODEMUS IV
Harry O. Nicodemus IV

Chief Financial Officer
Title

March 20, 2006
Date

Report of Independent Registered Public Accounting Firm

To the Board of Directors of EQUUS II Incorporated

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that EQUUS II Incorporated (“the Company”) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of December 2, 2005. Management is responsible for the Company’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States), and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 30, 2005, and with respect to agreement of security purchases and sales, for the period from December 2, 2005 (the date of our last examination) through December 30, 2005:

•	Count and inspection of all securities located in the vault of the Frost National Bank (the “Custodian”) in San Antonio, Texas;

•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges, or transfer agents; and

•	Reconciliation of all such securities to the books and records of the Company and the Custodian.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with specified requirements.

In our opinion, management’s assertion that EQUUS II, Incorporated complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of December 30, 2005, with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of the management and the Board of Directors of EQUUS II Incorporated and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ UHY

Houston, Texas

March 20, 2006